JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

Telefax:   (561)241-4943

February 12, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

AmMex Gold Mining Corp.(the “Company”)

Preliminary Information Statement on Schedule 14(c)

Amendment No. 1

File No.  333-113296

Filed:  January 16, 2009

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated February 6, 2009.

1. With respect to comment no. 1 as to whether the consent of the shareholders constituted a solicitation which would require a proxy:

We note that Rule 14a-2 states in part that “ Rules 14a to 14a-15 except as specified, apply to every solicitation of a proxy with respect to securities registered pursuant to section 12 of the Act……..”  The Company’s securities are not registered pursuant to Section 12 of the Act.  Moreover, as indicated below with respect to compliance with Nevada statutes, there were no solicitations by the Company or its officers or directors to secure the consent of the shareholders.

We also note that Nevada Revised Statute NRS 78.320(2) states in part that:  “Unless otherwise provided in the articles of incorporation or bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power.

The proposed measure was approved by the Company’s Board of Directors.  Those familiar with the actions taken, primarily friends and family, subsequently returned their written consent to the actions taken by the Board of Directors.  As such, the action taken was in compliance with NRS 78.320(2).

We have noted in the Information Statement that the written consent was secured in compliance with all applicable statutes and rules.  See page 3.

2.  With respect to comment two regarding the compensation paid to officers and directors:

We have amended the Information Statement to include the heading “Summary Compensation Table” and have indicated that the total compensation paid to Mr. Birge in 2008 was $109,625.   See page 7.

3.  With respect to comment three and matters related to our 10:1 Reverse Split:

We have amended the Information Statement to reflect that there were 143,193,115 authorized but unissued pre split shares and 194,319,311 authorized but unissued post split shares of common stock.  We have also disclosed the number of issued and outstanding shares of common stock both pre-split and post split.  The information has also been presented in a tabular format.  See page 12.

4.  With respect to comment  four  the anti-takeover effects of the increase in authorized but unissued shares of common stock: .

We have amended the Information Statement to indicate that neither our certificate of incorporation nor   bylaws contain any anti-takeover provisions nor are there any agreements in place  that have material anti-takeover provisions.  We have also disclosed the impact that the large number of authorized but unissued shares may have on the shareholders and how the unauthorized shares could be used as an anti-takeover device.  As part of our discussion we have indicated that among other matters that the issuance of such shares may also be used to deter a potential takeover of the Company.   In addition, we have noted that the existence of authorized but unissued and unreserved shares of common stock may enable the Board of Directors render more difficult or discourage an attempt to obtain control of the Company

See page 12.

5.  With respect to comment five regarding the statement beginning “We do not currently have…..”:

Please be advised that the sentence has been amended to read:  We do not have any specific capital raising plans or proposals.   See page 13.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

     /s/ Jeffrey G. Klein

      Jeffrey G. Klein

      Counsel For

      AmMex Gold Mining Corp.